SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act 1934

Report on Form 6-K for the month of May 2005


                 Hellenic Telecommunications Organization S.A.
--------------------------------------------------------------------------------
                (Translation of Registrant's name into English)


                              99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F [X]   Form 40-F [_]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes [_]   No [_]

Enclosures: 1. Press release dated: May 26, 2005


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  Hellenic Telecommunications Organization S.A.


Date: May 26 2005                         By: /s/ Iordanis Aivazis
                                              ---------------------
                                          Name:   Iordanis Aivazis
                                          Title:  Chief Financial Officer

                  OTE GROUP REPORTS 2005 FIRST QUARTER RESULTS
                          UNDER US G.A.A.P.(UNAUDITED)

     o Reduction in Greek fixed-line revenue erosion, reflecting higher leased-line tariffs and monthly rentals

     o Strong performances from RomTelecom and mobile operations in Greece and internationally

     o Ongoing dialogue with unions and authorities to activate Voluntary Retirement plans

ATHENS, Greece - May 26, 2005 - Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced consolidated unaudited results (prepared under US GAAP) for the quarter ended March 31, 2005.

          CONSOLIDATED FINANCIAL HIGHLIGHTS FOR THE THREE MONTHS ENDED
              MARCH 31, 2005 AND 2004 IN ACCORDANCE WITH U.S. GAAP

  (euro) million, except per share data       Q1 05      Q1 04      % change
  -------------------------------------       -----      -----      --------

  Operating Revenues                         1,298.0    1,223.3         +6.1%
  Operating Income                             180.9      165.2         +9.5%
  Pre-tax Income                               204.7      146.7        +39.5%
  Net Income                                    90.7       48.1        +88.6%
  Operating Income before Depreciation &
  Amortization*                                443.6      414.0         +7.1%
  Operating Income before Depreciation &
  Amortization as % of Operating Revenues*      34.2%      33.8%        +0.4 pp
  Basic EPS (euro)                            0.1850     0.0981        +88.6%
  Cashflow from Operations                     332.3      282.4        +17.7%
  CAPEX as % of Revenues                         9.6%      14.5%        -4.9 pp

  * See notes on p. 13

Commenting on the quarter, Mr. Panagis Vourloumis, Chairman and CEO, noted:
"There are clear signs of improvement in the first quarter results we are reporting today, but much work still lies ahead, before we can say that OTE has turned the corner. In Greek fixed-line, as we had forecast, fairer leased-line tariffs led to a notable deceleration in the rate of revenue decline compared to the past few quarters, and we are also seeing the first signs of a slowdown in operating cost increases. This being said, we will not be able to show a durable reversal of past trends until we have solved our workforce issues, and we are continuing to work hard to secure an arrangement beneficial to all parties. RomTelecom continues to forge ahead, and achieved record operating margins in the quarter. Our mobile operations once again outperformed in Greece and Albania, at the top-line and profitability margin levels, while our mobile companies in Bulgaria and FYROM, currently being transferred to Cosmote, are demonstrating the strong growth potential of their respective markets." Mr. Vourloumis added: "While the pace of progress on structural issues is slow and heavily dependent on factors beyond OTE's control, we are determined to stay the course."

FINANCIAL HIGHLIGHTS

Operating revenues
OTE Group Operating Revenues increased by 6.1 % in the three months ended March 31, 2005. The increase in quarterly operating revenues reflects higher revenues in mobile telephony, both in Greece and abroad, and at RomTelecom. Greek fixed-line revenues declined by just 1.2% compared to the first quarter of 2004; this represents a marked improvement from the rate of decline in past quarters, reflecting the partial reversal of Regulator-imposed cuts in leased-line tariffs, as well as higher monthly rental rates, partly offsetting the continuing drop in traffic and prices.

                                     Q1 05       Q1 04    % change
                                     -----       -----    --------

      Domestic Telephony             566.3       572.4       -1.1%
      International Telephony         96.7        92.8        4.2%
      Mobile Telephony services      389.1       342.5       13.6%
      Other                          245.9       215.6       14.1%
                                   --------------------------------
      Total                        1,298.0     1,223.3        6.1%
                                   ================================

Operating expenses
Payroll and Employee Benefits increased by 7.9% to (euro) 346.5 million in the first quarter of 2005, compared to the first quarter of 2004. Provisions for voluntary retirement costs at OTE's Greek fixed-line operations totaled (euro)
27.0 million in the first quarter of 2005, compared to (euro) 27.7 million in the first quarter of 2004.

Payments to International Operators increased by 15% to (euro) 41.5 million. Payments to domestic telephony operators (Mobile and Fixed-line Operators) decreased by 3.6 % to (euro) 145.6 million. These payments do not include payments to Cosmote, but include payments from Cosmote to other mobile operators.

Other Operating Expenses increased by 7.5 % to (euro) 293.8 million. An analysis of Group Other Operating expenses follows:

 (euro) million                                     Q1 05      Q1 04  % change
 --------------                                     -----      -----  --------

 Commission to dealers                                35.9     25.3     41.9%
 Cost of equipment                                    30.8     26.3     17.1%
 Repairs, maintenance, Cost of telecom materials      43.7     53.7    -18.6%
 Provision for doubtful accounts                      25.9     26.0     -0.4%
 Advertising                                          22.8     18.6     22.6%
 Taxes other than income taxes                        10.1      6.8     48.5%
 Other                                               124.6    116.7      6.8%
    -Third party fees                                 33.6     28.5     17.9%
    -Travel costs                                      2.6      2.1     23.8%
    -Audiotex                                          8.1     21.4    -62.1%
    -Telecards                                         7.1      6.4     10.9%
    -Misc.                                            73.2     58.3     25.6%
                                                    --------------------------
 TOTAL                                               293.8    273.4      7.5%
                                                    ==========================

Operating income before depreciation and amortization
For the first quarter of 2005, OTE Group Operating income before depreciation and amortization amounted to (euro) 443.6 million, or 34.2 % of revenues. The increase in margin, from 33.8 % in the comparable quarter last year, primarily reflects improved operating performances in mobile activities in Greece and abroad, as well as at RomTelecom.

Other income / (expense)
Other income totaled (euro) 23.8 million in the first quarter of 2005, as compared to other expense of (euro) 18.5 million in the comparable period of 2004. The change is due to foreign exchange gains on the revaluation of Romanian liabilities and receivables as well as to capital gains on the sale of satellite holdings (Eutelsat, Intelsat).

Net income
Net Income for the three months ended March 31, 2005 reached (euro) 90.7 million, up 88.6 % from net income of (euro) 48.1 million in last year's first quarter.

Cash flow
Cash provided by operating activities amounted to (euro) 332.3 million for the three months ended March 31, 2005.

                               CONDENSED CASH FLOW

     (euro) million                                                   Q1 05
     --------------                                                   -----

      Cash and cash equivalents at beginning of period                 870.3
      Net cash provided by operating activities                        332.3
      Net cash used in investing activities                           (153.6)
      Net cash provided by (used in) financing activities              (89.5)
      Net increase/(decrease) in cash and cash equivalents              89.2
      Cash and cash equivalents at end of period                       959.5

Capital Expenditure
Capital expenditure in the first quarter of 2005 totaled (euro) 124.0 million, reflecting particularly low capex levels at Cosmote in the quarter.

Debt
At March 31, 2005, OTE Group gross debt amounted to (euro) 3,216.1 million, up
1.1 % compared to December 31, 2004. The total amount of OTE debt outstanding breaks down as follows:

       (euro) million            Mar 31, 2005      Dec 31, 2004      % Change
       --------------            ------------      ------------      --------

       Short-Term:
       -Bank loans                     67.7             37.3          81.5%
       Medium & Long-term:
       -Bonds                       2,591.6          2,591.3           0.0%
       -Bank loans                    520.2            517.8           0.5%
       -Other loans                    36.6             34.2           7.0%
                                    ----------------------------------------
       Total Indebtedness           3,216.1          3,180.6           1.1%
                                    ========================================

BUSINESS OVERVIEW
OTE's segment reporting is based on its legal structure. A reconciliation of intersegment revenues to total revenues is provided, as below:

          SEGMENT FINANCIALS FOR THE THREE MONTHS ENDED MARCH 31, 2005

                                                                                                   Adjustments &
(euro) million                         OTE*     COSMOTE       RomTelecom    All Other     Total     Eliminations      Consolidated
--------------                         ----     -------       ----------    ---------     -----     ------------      ------------
Revenues from  external customers     618.0     336.4          225.0        118.6        1,298.0          -             1,298.0
Intersegment revenues                  46.9      43.9            0.7         25.8          117.3     (117.3)
Total revenues                        664.9     380.3          225.7        144.4        1,415.3     (117.3)            1,298.0

*For comparison purposes, OTE comprises the OTE parent company and OTE Estate.

1.   OTE FIXED-LINE

                                            TRAFFIC STATISTICS FOR THE FIRST QUARTER OF 2005

                                                        Average Call
Call Service Category          Calls, millions       Duration (minutes)     Minutes, millions     Split of minutes
---------------------          ---------------       ------------------     -----------------     ----------------
Local                           1,167.0                     2.7                  3,170.1                 42.1%
National Long - Distance          146.1                     3.2                    467.1                  6.2%
International Long - Distance      22.7                     3.7                     84.9                  1.1%
Internet                          141.0                    23.7                  3,344.8                 44.4%
Fixed-to-Mobile                   307.4                     1.3                    407.3                  5.4%
Special Calls                      81.9                     0.6                     52.1                  0.7%
                              ---------------------------------------------------------------------------------
Total                           1,866.1                     4.0                  7,526.3                100.0%
                              ==================================================================================

OTE estimates that its share of the Greek fixed-line market, as measured in outgoing call minutes, stood at approximately 84 % in March 2005, virtually unchanged from the level reached at the end of 2004. Excluding internet minutes, OTE's market share was also unchanged at approximately 75% of total traffic.

    (euro) million                                 Q1 05      Q1 04    % change
    --------------                                 -----      -----    --------

Operating Revenues                                  664.9      673.2     -1.2%
 - Basic Monthly Rentals                            167.3      158.5      5.6%
 - Fixed to fixed calls                             135.3      150.3    -10.0%
 - Fixed to mobile calls                             80.9       95.2    -15.0%
 - International                                     55.0       54.9      0.2%
 - Other                                            226.4      214.3      5.6%
Operating Profit                                     26.6       29.0     -8.3%
Operating income before depreciation
  and amortization                                  170.7      182.3     -6.4%
Operating income before depreciation
  and amortization as % of Operating  revenues       25.7%      27.1%    -1.4 pp
Depreciation & Amortization                         144.1      153.3     -6.0%

Fixed-line revenues declined by 1.2% in the first quarter of 2005 to (euro)
664.9 million. The decline is to a large extent due to lower voice traffic, notably in local calls, where fixed-line operators are particularly affected by fixed-to-mobile substitution. Voice revenues were partly offset by higher revenues from monthly rentals (PSTN and ISDN), as well as increased revenue from leased lines. The increase in leased-line revenues is in part due to increased traffic volume, and to a larger extent to the partial reversal of the telecommunications regulator's decision to reduce leased-line and interconnection tariffs, which had severely impacted revenues in 2004. Finally, revenue decline in fixed-to-mobile calls reflects the price decreases during the last quarters.

OTE has continued to improve the efficiency of its marketing campaigns in the first quarter of 2005, resulting in higher penetration and usage of its pricing packages.

At the end of March 2005, OTE had approximately 67,000 ADSL customers, more than five times the level achieved in March 2004, reflecting considerable marketing efforts and effective installation procedures. Another 12,000 ADSL customers were signed up in the first six weeks of the second quarter, and OTE still expects to close the year with over 120,000 ADSL customers.

For the remainder of 2005, OTE expects to continue benefiting from higher monthly rentals and leased-line tariffs, as well as ADSL, while all other operating revenues should continue to decline along prior trends.

Other Operating Expenses increased by 9.1 % compared to the first quarter of 2004 to (euro) 142.3 million, largely influenced by the growth in advertising expenditures from a particularly low level in the first quarter of 2004, as well as by higher third party fees.

An analysis of the OTE segment Other Operating Expenses follows:

  (euro) million                            Q1 05     Q1 04      % change
  --------------                            -----     -----      --------

  Cost of equipment                          22.2      19.0         16.8%
  Repairs, maintenance, Cost
    of  telecom materials                    19.7      21.3         -7.5%
  Provision for doubtful accounts            20.0      20.5         -2.4%
  Advertising                                 9.1       2.9        213.8%
  Taxes other than income taxes               6.8       3.6         88.9%
  Other                                      64.5      63.1          2.2%
     -Third party fees                       25.1      12.6         99.2%
     -Travel costs                            1.3       0.9         44.4%
     -Audiotex                                5.1      19.2        -73.4%
     -Telecards                               0.8       1.6        -50.0%
     -Other                                  32.2      28.8         11.8%
                                            ------------------------------
  TOTAL                                     142.3     130.4          9.1%
                                            ==============================

In the three months ended March 31, 2005, net working capital requirements for the domestic fixed-line business (including bad debt, excluding intra-group transactions and cash) continued to decline as a percentage of revenue compared to the same period of 2004, standing at 24.0% versus 29.3% last year (Greek
GAAP). The concerted efforts of the Greek fixed-line business, focusing on improving billing efficiency, collections effectiveness, payables management and inventory control continue to positively impact all levers affecting Net Working Capital. In particular, Days Sales Outstanding (including VAT) decreased to from 118 to 112 days in the first quarter of this year. Inventories decreased by 14.6%; in the same period in 2004, Olympic Game preparations had led to an increase in inventory levels. Net working capital requirements are expected to stabilize at historically low levels in the coming months, thanks to improved credit control and collections management.

    (euro) million                            Q1 05          Q1 04
    --------------                            -----          -----

   Net accounts receivable                    936.9        1,066.3
   Net working capital                        623.4          819.4
   NWC/Sales                                   24.0%          29.3%
   DSO (incl.  VAT)                             112            118
   DPO (incl.  VAT)                             153            130

2.   COSMOTE

                   FIRST QUARTER ENDED MARCH 31, 2005 AND 2004
                    IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)

 (euro) million                                 Q1 05        Q1 04    % change
 --------------                                 -----        -----    --------

 Operating Revenues                             380.3        358.5        6.1%
    Monthly service fees                         75.0         55.5       35.1%
    Airtime revenues                            152.4        151.1        0.9%
    Interconnection Revenues                     99.3        102.7       -3.3%
    Roaming revenues                              4.5          4.0       11.6%
    SMS revenues                                 33.7         34.7       -2.8%
    Sales of handsets & accessories               9.6          6.4       49.9%
    Other operating revenues                      5.9          4.1       43.5%
 Operating Income before  depreciation
   and amortization                             166.2        152.7        8.8%
 Operating Income before depreciation and
   amortization as % of Operating Revenues       43.7%        42.6%       1.1 pp
 Operating Profit (EBIT)                        115.3        109.7        5.1%
 Net Income                                      74.6         68.3        9.3%
 Net Income  Margin                              19.6%        19.1%       0.5 pp
 Depreciation & Amortization                     50.9         43.0       18.3%

 Customers (Greece)                         4,230,948    4,023,475        5.2%
    Contract                                1,660,875    1,600,135        3.8%
    Pre-Paid                                2,570,073    2,423,340        6.1%

 Customers (Albania)                          700,047      615,934       13.7%
    Contract                                   17,593       14,510       21.2%
    Pre-Paid                                  682,454      601,424       13.5%
 Employees                                      2,051        1,937        5.9%
 ARPU blended (Euro)                             28.6         29.2       -2.1%
 AMOU blended                                   130.1        121.0        7.5%

Cosmote operates in four countries of Southeastern Europe: through direct ownership in Greece (Cosmote) and Albania (AMC) and since January 2003, through management of companies owned by OTE in Bulgaria (GloBul) and F.Y.R. of Macedonia (CosmoFon). Cosmote group consolidated results incorporate the Greek and Albanian companies. GloBul and CosmoFon are in the process of being transferred from OTE to Cosmote, with completion expected in July 2005.

Cosmote group operating revenues for the first quarter of 2005 increased by 6.1% to (euro)380.3 million (including approximately (euro) 4.5 million for management of GloBul and CosmoFon). The overall revenue increase reflects a 9.2% increase in combined revenues of airtime and monthly fees, more than outweighing a 3.3% reduction in interconnection revenues resulting from the interconnection tariff cuts in October 2004. Bundled packages continue to be the most attractive market proposition, reflected in the 35% increase in monthly fees (which include bundled packages). Cosmote plans to further enhance these offerings to suit an increasing number of customers and enhance usage.

Traffic volumes during the first quarter of 2005 increased by 14% compared to the first quarter of 2004, as a result of increasing usage and sustained positive momentum in the take up of bundled packages. This is reflected in the 10% increase in revenues from airtime and monthly fees.

Data revenues (which include SMS, MMS, and other "soft data" revenues from Value Added Services) represented 11% of total consolidated telecommunication revenues and 12% of domestic operations total operating revenues of the quarter.

Roaming revenues grew by 11.6% compared to the first quarter of 2004, accounting for 1.2% of total consolidated revenues. At the end of the first quarter of 2005 the Company had signed 379 roaming agreements in 180 countries. In addition, since the launch of i-mode (in June 2004) the Company has signed 59 GPRS roaming agreements in 30 countries.

Operating Income before depreciation and amortization for the quarter increased by 8.8%, reaching (euro) 166.2 million, representing a margin of 43.7%.

First quarter 2005 Cosmote Group Net Income amounted to (euro)74.6 million, up
9.3 % compared to the first quarter of 2004. Consolidated Net Income margin reached 19.6%.

Contract customers at the end of the quarter reached 1,660,875 or 39% of total, while prepaid customers reached 2,570,073 or 61% of the total. At the same period, AMC's (Albania) customer base stood at 700,047 most of it consisting of prepaid customers.

In June 2004, following the signing of a partnership agreement with NTT DoCoMo, Cosmote launched i-mode, the world's most popular mobile Internet service, in the Greek market. By the end of March 2004, i-mode customer take up has been very encouraging, with i-mode service activations surpassing 150,000.

3.   ROMTELECOM

OTE, through its wholly owned subsidiary OTE International Investments Ltd, holds a 54.01% interest in RomTelecom S.A., the incumbent telecommunications operator in Romania. RomTelecom's key financial figures are stated below:

                ROMTELECOM CONSOLIDATED STATEMENTS OF OPERATIONS
                   FIRST QUARTER ENDED MARCH 31, 2005 AND 2004
                    IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)

 (euro) million                                 Q1 05       Q1 04     % Change
 --------------                                 -----       -----     --------

 Operating revenues                             225.7        201.2      12.2%
 Operating income before
    depreciation & amortization                  71.5         58.3      22.6%
 Operating income before
    depreciation & amortization
    as % of Operating revenues                   31.7%        29.0%      2.7 pp
 Operating income                                25.6         21.7      18.0%
 Net income/(Loss)                               46.1         10.1     356.4%
 Net income/(Loss) Margin                        20.4%         5.0%     15.4 pp
 Increase/(decrease) in gross PP&E               16.3          9.2      77.2%
 Fixed telephony, Lines                     4,279,038    4,328,174      -1.1%
 Mobile telephony, Contract customers          28,755       32,146     -10.5%
 Mobile telephony, Prepaid customers           58,762       53,023      10.8%
 Mobile telephony, Total customers             87,517       85,169       2.8%

                                         March 31, 05   Dec 31, 04
                                         ------------   ----------

 Cash and cash equivalents                      112.9         99.2      13.8%
 Short-term borrowings                           29.7         29.3       1.4%
 Long-term debt                                 168.0        175.6      -4.3%
 Net financial debt                              84.8        105.7     -19.8%

In the first quarter of 2005, RomTelecom posted revenues of (euro) 225.7 million, 12.2% up from revenues of (euro) 201.2 million in the same period last year. The increase is primarily due to positive evolution of rental, interconnection and leased lines and data services.

Revenues from monthly rental fees increased by 30%, primarily reflecting the February 2005 and June 2004 tariff rebalancing rounds.

Interconnection revenues rose by 21% in the quarter, reflecting a 50% gain in wholesale traffic, a natural consequence of the upward trend characterizing the Romanian telecommunications market.

Domestic traffic decreased in comparison to the first quarter of 2004 due to mobile substitution and heightened competition from alternative carriers. Conversely, tariff rebalancing resulted in an increase in international traffic for residential customers.

Operating income before depreciation and amortization as a percentage of revenues rose to 31.7% in 2005, as compared to 29.0% in 2004, as a result of increased revenues. The increase in total expenses during the quarter was mainly due to the one-off redundancy costs for company downsizing of (euro) 35.8 million, as compared to (euro) 24.0 million in the comparable quarter of 2004.

In the first quarter of 2005, RomTelecom achieved a significant improvement in profitability, posting net income of (euro) 46.1 million, resulting in net profit margin of 20.4%, from 5.0% in the first quarter of 2004.

RomTelecom implemented a new round of tariff rebalancing effective from February 1, 2005. The Romanian Regulator, ANRC, approved an average increase in monthly rental of 34.1%, while the charges for international, long-distance and fixed-to-mobile calls were reduced by 9.1%, 10% and 3.4%, respectively.

RomTelecom's management is pursuing the implementation of its Transformation
Plan:

     o Efficiency improved from 240 Lines per employee at the end of 2004, to 277 Lines per employee at the end of the first quarter of 2005, an increase of 15.4%.

     o Headcount was reduced to 15,431 by the end of March 2005 from 18,083 at December 31, 2004.

     o Implementation of several projects is proceeding according to plan, including development of a new central billing system to be operational in early July 2005, and deployment of a financial e-business system. Operational and network services improvements are driven by several key projects, including replacement of manual switches, further reduction of operating expenses, and provision of modern services.

COSMOROM
CosmoRom's operating revenues for the three months ended March 31, 2005 amounted to (euro) 1.4 million, while net losses amounted to (euro) 7.1 million. A proposal to relaunch Romanian mobile operations under the management of Cosmote has been submitted to the Romanian Government in its capacity as joint-shareholder of RomTelecom.

4.   OTENET

                  OTENET CONSOLIDATED STATEMENTS OF OPERATIONS
                   FIRST QUARTER ENDED MARCH 31, 2005 AND 2004
                    IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)

     (euro) million                           Q1 05       Q1 04      % Change
     --------------                           -----       -----      --------

     Operating revenues                       20.4        22.8       -10.5%
     Operating profit                          1.5         1.4         7.1%
     Operating income before
       depreciation & amortization             3.1         2.7        14.8%
     Operating income before
       depreciation & amortization
       as % of Operating revenues             15.2%       11.8%        3.4 pp
     Depreciation & amortization               1.6         1.3        23.1%

OTEnet is the Internet and IP services subsidiary of OTE (90.2% owned by OTE). It offers Internet access, IP telecom solutions, IT application development and hosting services using Internet technologies. Revenues in the first quarter of 2005 were (euro) 20.4 million, down 10.5% from the first quarter of 2004, when revenues included approximately (euro) 3.7 million related to the Olympic Games. OTEnet's operating income before depreciation and amortization was (euro) 3.1 million, up nearly 15% from (euro) 2.7 million in the first quarter of 2004. OTEnet's subsidiary, Voice@net by OTEnet, which provides IP based telephony solutions to business customers, achieved sales of (euro) 4.8 million in the first quarter of 2005, compared to (euro) 3.3 million in the same period of 2004, an increase of 45%.

As of March 31, 2005, OTEnet had over 339,000 active residential customers and over 11,300 corporate customers, representing significant increases during the period. OTEnet continues to introduce and actively promote a series of new products and value-added services while implementing efficient cost and investment control. The company's goals for the year 2005 are to promote the expansion of Internet penetration in Greece, focusing on broadband Internet, and to evolve into the leading multilevel IP Telecom Solutions and Internet Services Applications Provider in Greece and Cyprus.

5.   OTHER INTERNATIONAL INVESTMENTS

ARMENTEL
ArmenTel's Operating Revenues for the first quarter of 2005 amounted to (EURO) 23 million. Operating income before depreciation and amortization reached (EURO)
13.2 million, or 57.4 % of operating revenues while net income reached (EURO)
5.2 million.

GLOBUL
GloBul is a 100%-owned OTE subsidiary, managed by Cosmote, operating a GSM 900 / 1800 and UMTS mobile telephony license in Bulgaria. GloBul, the fastest-growing telecommunications company in Bulgaria, is expected to be transferred to Cosmote in July 2005.

GloBul's Operating revenues for the first quarter of 2005 amounted to (euro)
53.9 million, up 63.8% from (euro) 32.9 million in the comparable 2004 quarter. The overall increase reflects a 71% increase in monthly service fees (including airtime revenue incorporated in the bundle packages), a 55% increase in airtime revenue, a 127% increase in SMS revenues and a 115% increase in roaming revenues. First quarter operating income before depreciation and amortization reached (euro) 17.2 million, compared to (euro) 8.0 million during the same period last YEAR. The company was net income positive for the second consecutive quarter with net income reaching (euro) 2.1 million. GloBul's impressive performance in the first quarter of 2005 rests on a number of factors:

     o A customer base growth of 55% compared to the first quarter of 2004. GloBul now has a total of 1,775,337 customers and a market share of 38%. Prepaid customers of GloBul are now 1,187,666, while contract subscribers are 587,671, providing a prepaid / contract mix of 67% / 33%. The increase in the number of GloBul subscribers is a result of both the increase of market penetration and increased market share of the company

     o    Stable usage of prepaid communication

     o Increased number of contract subscribers / Continued growth in contract usage

     o Ubiquitous coverage (Territorial coverage of 86% and population coverage of 98%)

The company extensively increased its roaming partners' network, as a result of which roaming revenues posted an impressive growth. Currently GloBul has active roaming agreements with 264 operators in 121 countries. In order to continue providing and improving the quality and variety of services offered to its customers, the company participated in a tender and obtained a UMTS license in May 2005. In February GloBul applied for a fixed-line license and in April the Communications Regulation Commission issued an individual license for providing fixed-line services to GloBul. In May 2005, GloBul introduced a new service for its corporate clients - mobile virtual private network - mVPN, which optimizes internal and external company communications.


COSMOFON MOBILE TELECOMMUNICATIONS AD SKOPJE (MTS)
CosmoFon AD, the new corporate name of MTS, is a wholly owned subsidiary of OTE managed by Cosmote, operating the second mobile telephony license in the Former Yugoslav Republic of Macedonia (FYROM). The company launched commercially under the brand name CosmoFon in June 2003. Since then, the company has acquired more than 265,910 customers, while Operating revenues for the first quarter of 2005 reached (euro) 7.5 million.

6.   EVENTS OF THE QUARTER

OTE ANNOUNCES PRELIMINARY AGREEMENT WITH UNIONS REGARDING EARLY RETIREMENT PLAN Following extensive negotiations, on February 23, 2005, OTE reached an agreement in principle with the unions representing its fixed-line employees. Pursuant to this agreement, about 6,000 employees, or 35% of the workforce, will be able to take early retirement. Negotiations regarding the status of new hires are currently underway in order to proceed with the implementation of the plan.

OTE STAKE IN COSMOTE REACHES 59.7%
On March 24, 2005, OTE announced that, during the quarter, it had bought 3,984,432 common shares of Cosmote SA. Following this transaction, OTE's interest in Cosmote's share capital reached 59.7%.

SUBSEQUENT EVENTS
OTE and COSMOTE agree to the transfer of GloBul and CosmoFon to Cosmote On April 20, 2005 OTE and Cosmote agreed to the transfer of GloBul and CosmoFon to Cosmote. The Boards of Directors of OTE and Cosmote agreed on the transfer in exchange for a cash consideration of (euro) 490 million. Completion is expected in July 2005.

OTE STAKE IN COSMOTE REACHES 64.4%
On April 26, 2005, OTE announced that in the period between April 5 and April 25, 2005 it bought 15,416,523 Cosmote S.A common shares, raising OTE S.A.'s interest in Cosmote's share capital to 64.4%.

7.   OUTLOOK

For the remainder of 2005, Greek fixed-line revenues should continue to benefit from higher leased-line tariffs, monthly rentals and ADSL penetration, partly offsetting the continuing decline in voice revenues. Implementation of the first tranche of the 2005 voluntary retirement plan, corresponding to levels achieved in prior years, should begin to have an impact later in the year. However, it is impossible to forecast the impact on 2005 accounts of the much larger voluntary retirement plan agreed on February 23 until all parties have approved its implementation. The performance of mobile operations in Greece and abroad is expected to continue along the strong trends achieved in the first quarter, while RomTelecom should further improve its results through further revenue increases and cost reductions.

About OTE

OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE: Dimitris Tzelepis - Head of Investor Relations, OTE Group
     Tel: +30 210 611 1574
     E-mail: dtzelepis@ote.gr

     Nikos Kallianis, Senior Financial Analyst
     Tel: +30 210 611 8167
     E-mail: nkallianis@ote.gr

     Daria Kozanoglou - IR Communications Officer
     Tel: +30 210 611 1121
     E-mail: nkozanoglou@ote.gr

Cubitt Consulting: +44 20 7367 5100 (London); +1 212 279 3115 (New York)

Forward-looking statement
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2003 filed with the SEC on July 15, 2004. OTE assumes no obligation to update information in this release.

NOTES

     o In line with SEC recommendations on the use of non-GAAP financial measures, OTE has decided to replace the caption "EBITDA" used in prior filings by "Operating income before depreciation and amortization". This item is the sum of "Operating income" and "Depreciation and amortization". Similarly, the previously used "EBITDA margin" caption is henceforth replaced by "Operating income before depreciation and amortization as a percentage (%) of Operating Revenues".

     o Following SEC recommendations regarding the application of EITF 01-9 "Accounting for Consideration Given by a Vendor to a Customer", OTE reflects certain commissions relating to pre-paid cards as a reduction of the respective revenues rather than as operating expenses. The first quarter of 2004 comparative data were restated accordingly.

     o For comparison, certain intercompany revenues and equal expenses, for the first quarter of 2004, have been transferred from "OTE" segment to "All other" segment.

     o Finally, first quarter 2004 numbers have been restated to reflect the impairment of Cosmorom assets. While this impairment is effective February 2003, its detailed modalities were not completed until the filing of OTE's 2003 Form 20-F on July 15, 2004.

Exhibits to follow:

I. Condensed Consolidated Balance Sheets as of March 31, 2005 and December 31, 2004 (Under US GAAP)

II. Condensed Consolidated Statements of Operations for the three months ended March 31, 2005 and 2004 (Under US GAAP)

III. Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2005 and 2004 (Under US GAAP)

IV. Operating Revenues for the three months ended March 31, 2005 and 2004 (Under US GAAP)

V.   Segment Reporting based on the Company's legal structure

VI.  International Assets

VII. Operational Highlights

EXHIBIT I - BALANCE SHEETS

                                HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
                                                Condensed Consolidated Balance Sheets
                                                      Prepared under U.S. GAAP
                                             as of March 31, 2005 and December 31, 2004
                                                           (euro million)
                               March   2005    Dec 2004                                                    March 2005    Dec 2004
                                (Unaudited)   (Unaudited)                                                 (Unaudited)   (Unaudited)
                                -----------   -----------                                                 -----------   -----------
                                                                   Liabilities and
 Assets                                                            Shareholders' Equity
 ------                                                            --------------------

Current Assets                                                     Current Liabilities
Cash and cash equivalents            959.5          870.3          Short - term borrowings                         67.7       37.3
Accounts receivable                1,124.7        1,079.7          Current maturities of long-term debt           341.6      320.6
Materials and supplies               130.2          132.0          Accounts payable                               790.0      846.5
                                                                   Accrued and other liabilities                  673.1      728.2
Other current assets                 215.6          251.6          Income taxes payable                           133.0      101.9
                                   ----------------------          Deferred income taxes                           14.3       12.5
                                   2,430.0        2,333.6
                                                                   Dividends payable                                6.9        7.2
                                                                                                              --------------------
                                                                                                                2,026.6    2,054.2

Other assets                                                       Long-Term Liabilities
Investments                          201.8          221.3          Long-term debt, net of current maturities    2,806.8    2,822.7
Advances to pension funds            207.0          215.8          Reserve for staff retirement indemnities       381.9      377.3
Other long-term assets               299.6          250.7          Reserve for Youth Account                      327.3      330.0
                                   ----------------------          Deferred income taxes                          115.2      96.4
                                     708.4          687.8          Other long-term liabilities                     97.4       94.2
                                                                                                              --------------------
                                                                                                                3,728.6    3,720.6

Telecommunication property,
Plant and equipment
Net of Accumulated depreciation    6,720.8        6,736.4          Minority interests                             983.2    1,012.9
                                   ----------------------                                                     --------------------

                                                                   Shareholders' Equity
                                                                   Share capital                                1,174.1    1,174.1

Telecommunication
licenses, net of amortization        373.4          380.0          Paid-in surplus                                487.5      487.5
                                   ----------------------          Treasury stock                                 (15.1)     (15.1)
                                                                   Legal reserve                                  256.7      256.7

Goodwill resulting from consolidated                               Retained earnings                            1,842.2    1,751.5
subsidiaries, net of amortization     79.8           79.8
                                   ----------------------          Accumulated other
                                                                   comprehensive income                          (171.4)    (224.8)
                                                                                                              --------------------
                                                                                                                3,574.0    3,429.9

                                  10,312.4       10,217.6                                                      10,312.4   10,217.6
                                  =======================                                                     ====================

                  Movement in Shareholders' equity

                                                                2005
                                                             Unaudited
                                                             ---------

Shareholders' equity, January 1                               3,429.9
Net Income for the period                                        90.7
Dividends declared                                                0.0
Accumulated other comprehensive income                           53.4
                                                            ----------
Shareholders' equity, March 31                                3,574.0
                                                            ==========

EXHIBIT II - STATEMENTS OF OPERATIONS

                                HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
                                           Condensed Consolidated Statements of Operations
                                                      Prepared under U.S. GAAP
                                         for the three months ended March 31, 2005 and 2004
                                                          ((euro) million)

                                                                         Q1 05              Q1 04
                                                                       Unaudited           Unaudited       % Change
                                                                       ---------           ---------       --------
Operating Revenues:
   Domestic Telephony                                                       566.3             572.4          -1.1%
   International Telephony                                                   96.7              92.8          4.2%
   Mobile telephony services                                                389.1             342.5          13.6%
   Other                                                                    245.9             215.6          14.1%
                                                                      --------------------------------------------
   Total Operating Revenues                                               1,298.0           1,223.3          6.1%
                                                                      ============================================

Operating Expenses:
   Payroll and employee benefits                                           (346.5)           (321.1)          7.9%
   Voluntary retirement costs                                               (27.0)            (27.7)         -2.5%
  Reversal of reserve for retirement contributions
   Payments to international operators                                      (41.5)            (36.1)         15.0%
   Payments to domestic telephony operators                                (145.6)           (151.0)         -3.6%
   Depreciation and amortization                                           (262.7)           (248.8)          5.6%
   Other operating expenses                                                (293.8)           (273.4)          7.5%
                                                                      --------------------------------------------
   Total Operating Expenses                                              (1,117.1)         (1,058.1)          5.6%
                                                                      ============================================

 Operating Income                                                           180.9             165.2          9.5%
 Other income / (expense), net:
  Interest income                                                            12.9              11.3          14.2%
  Interest expense                                                          (38.8)            (36.1)          7.5%
  FX gain/(loss), net                                                        27.3              (0.5)        5,560%
  Financial net                                                               1.4             (25.3)        105.5%
Investment income/(loss)/Gain on sale of investment                          24.4               4.0         510.0%
   Other, net                                                                (2.0)              2.8        -171.4%
                                                                      --------------------------------------------
 Total Other income / (expense), net                                         23.8             (18.5)        228.6%
                                                                      ============================================

Income before provision for income taxes and minority interests             204.7             146.7          39.5%
                                                                      ============================================

 Provision for income taxes                                                 (61.7)            (64.5)         -4.3%
                                                                      --------------------------------------------

Income before minority interests                                            143.0              82.2          74.0%
 Minority Interests                                                         (52.3)            (34.1)         53.4%
                                                                      --------------------------------------------
Net Income                                                                   90.7              48.1          88.6%
                                                                      ============================================

EXHIBIT III - STATEMENT OF CASH FLOWS

      HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
                 Condensed Consolidated Statement of Cash Flows
                            Prepared under U.S. GAAP
               for the three months ended March 31, 2005 and 2004
                                ((euro) million)

                                                           Q1 05       Q1 04
Cash Flows from Operating Activities:                  (Unaudited)  (Unaudited)
-------------------------------------                  -----------  -----------

     Net income                                             90.7        48.1

Adjustments to reconcile to net cash provided
 by operating activities:
     Depreciation and amortization                         262.7       248.8
     Provision for doubtful accounts                        25.9        26.0
     Provision for staff retirement indemnities
       and youth account                                    23.1        20.0
     Gain on sale of investment                            (13.8)        0.0
     Minority interests                                     52.3        34.1
     Working capital movement and other
       related movements                                  (108.6)      (94.6)
                                                     =========================
Net Cash provided by Operating Activities                  332.3       282.4
                                                     -------------------------

Cash Flows from Investing Activities:
     Capital expenditures                                 (124.0)     (177.9)
     Acquisition of additional share
       in consolidated subsidiary                          (56.3)        0.0
     Proceeds from sale of investments                      26.7         0.0
                                                     =========================
Net Cash used in Investing Activities                     (153.6)     (177.9)
                                                     -------------------------

Cash Flows from Financing Activities:

     Net change in short-term and long-term debt            21.6       (34.1)
     Dividends paid                                         (0.3)       (0.6)
     Dividends paid to minority shareholders              (123.6)        0.0
     Proceeds from issuance from minority
     shareholders                                           12.8         9.2
                                                     =========================
Net Cash used in Financing Activities                      (89.5)      (25.5)
                                                     -------------------------

Net Increase/(Decrease) in Cash and Cash Equivalents        89.2        79.0
Cash and Cash equivalents at beginning of period           870.3       601.3
                                                    --------------------------
Cash and Cash Equivalents at end of period                 959.5       680.3
                                                    ==========================

EXHIBIT IV - OPERATING REVENUES

      HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
                         Consolidated Operating Revenues
                            Prepared under U.S. GAAP
               for the three months ended March 31, 2005 and 2004
                                ((euro) million)


                                                   Q1 05        Q1 04       %
                                                Unaudited    Unaudited   Change
                                                ---------    ---------   ------
Domestic Telephony:

   Basic monthly rentals                            229.6        216.7     6.0%
   Local and long distance calls
       -Fixed to fixed                              201.9        199.8     1.1%
       -Fixed to mobile                             114.6        129.9    -11.8%
                                                  ------------------------------
                                                    316.5        329.7    -4.0%
                                                  ==============================
   Other                                             20.2         26.0    -22.3%
                                                  ------------------------------
   Total Domestic Telephony                         566.3        572.4    -1.1%
                                                  ==============================

International Telephony:

   International traffic                             38.2         43.9    -13.0%
   Payments from mobile operators                     9.7          6.4    51.6%
                                                  ------------------------------
                                                     47.9         50.3    -4.8%
   Payments from International operators             48.8         42.5    14.8%
                                                  ==============================

Total International Telephony                        96.7         92.8     4.2%
                                                  ==============================
Mobile Telephony Services:                          389.1        342.5    13.6%
                                                  ==============================

Other Operating Revenues:
Traditional Services:
   Telecards                                         31.9         34.2    -6.7%
   Directories                                       13.8         13.0     6.2%
   Radio communications                               4.8          4.7     2.1%
   Audiotex                                           7.7         29.2    -73.6%
   Telex and telegraphy                               0.9          1.4    -35.7%
                                                  ------------------------------
                                                     59.1         82.5    -28.4%
                                                  ==============================

New Business:
   Leased lines and data communications              54.2         16.6    226.5%
   ISDN, connection & monthly charges                33.3         26.4    26.1%
   Sales of telecommunication equipment              24.8         24.6     0.8%
   Internet services                                 18.3         12.6    45.2%
   ATM                                                6.8          6.8     0.0%
                                                  ------------------------------
                                                    137.4         87.0    57.9%
                                                  ==============================

Other:

   Services rendered                                 12.1         14.6    -17.1%
   Interconnection charges                           26.7         24.5     9.0%
   Miscellaneous                                     10.6          7.0    51.4%
                                                  ------------------------------
                                                     49.4         46.1     7.2%
                                                  ==============================
Total Other Operating Revenues                      245.9        215.6    14.1%
                                                  ==============================
Total Operating Revenues                          1,298.0      1,223.3     6.1%
                                                  ==============================

EXHIBIT V - SEGMENT REPORTING


                                    HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE)
                                                     AND SUBSIDIARIES
                                                     Segment Reporting
                                                 Prepared under U.S. GAAP
                                         for the three months ended March 31, 2005
                                             (In millions of Euro) (Unaudited)

                                                                                        All              Adjustments        Con-
                                                    OTE      Cosmote     Romtelecom    Other     Total   & Eliminations   solidated
                                                    ---      -------     ----------    -----     -----   --------------   ---------
Operating Revenues:

Domestic Telephony                                  401.0                 153.9         11.7      566.6

International Telephony                              55.0                  34.7          7.8       97.5
Mobile telephony services                                     368.4         1.2         63.2      432.8

Other                                               208.9      11.9        35.9         61.7      318.4
Total Operating Revenues                            664.9     380.3       225.7        144.4    1,415.3       (117.3)      1,298.0
                                                  --------------------------------------------------------------------------------

Intersegment Revenues                               (46.9)    (43.9)       (0.7)       (25.8)    (117.3)

Revenue from External Customers                     618.0     336.4       225.0        118.6    1,298.0                   1,298.0

Operating Expenses:
Payroll and employee benefits                      (217.8)    (21.7)      (86.9)       (20.3)    (346.7)         0.2       (346.5)
Voluntary retirement costs                          (27.0)                                        (27.0)                    (27.0)

Total                                              (244.8)    (21.7)      (86.9)       (20.3)    (373.7)         0.2        (373.5)
Payments to international operators                 (24.8)     (6.0)       (7.7)        (3.3)     (41.8)         0.3         (41.5)
Payments to domestic telephony operators            (82.3)    (68.4)      (20.7)       (12.8)    (184.2)        38.6        (145.6)
Depreciation and amortization                      (144.1)    (50.8)      (41.3)       (27.2)    (263.4)         0.7        (262.7)
Other operating expenses                           (142.3)   (118.0)      (38.9)       (71.3)    (370.5)        76.7       (293.8)
                                                  --------------------------------------------------------------------------------
Total Operating Expenses                           (638.3)   (264.9)     (195.5)      (134.9)  (1,233.6)       116.5      (1,117.1)
                                                  --------------------------------------------------------------------------------
Operating Income                                     26.6     115.4        30.2          9.5      181.7         (0.8)        180.9

Operating income before depreciation
   and amortization                                 170.7     166.2        71.5         36.7      445.1         (1.5)        443.6
                                                  --------------------------------------------------------------------------------
Operating income before depreciation
   and amortization as % of Operating revenues       25.7%     43.7%       31.7%         25.4%     31.4%         1.3%        34.2%


EXHIBIT VI - INTERNATIONAL ASSETS

ROMTELECOM

OTE has a 54.01% stake in RomTelecom, which has been fully consolidated since March 2003.

                                   ROMTELECOM
              CONSOLIDATED AND STAND ALONE CONDENSED BALANCE SHEETS
                As of March 31, 2005, in accordance with US GAAP
                                 (euro thousand)


                                                 Consolidated     Stand-Alone
                                                 ------------     -----------
                                                  (Unaudited)     (Unaudited)

Property, plant and equipment                       1,780,355       1,743,173
Intangible assets                                      26,800          23,210
Investments and other long-term assets                 46,821          46,821
Fixed assets investments                                    0         187,872
Long-term assets                                    1,853,976       2,001,076

Inventories                                            67,695          64,554
Trade and other receivables                           136,400         131,880
Cash and cash equivalents                             112,950         107,288
Current assets                                        317,045         303,722

Total assets                                        2,171,021       2,304,798

Shareholders' Equity                                1,328,466       1,597,795

Borrowings                                            120,244         120,244
Other long-term liabilities                           295,039         295,060
Long-term liabilities                                 415,283         415,304
Trade payables and other current liabilities          349,800         243,947

Borrowings                                             77,472          47,752
Current liabilities                                   427,272         291,699

Total liabilities                                     842,555         707,003

Total liabilities and shareholders' equity          2,171,021       2,304,798

                                   ROMTELECOM
              CONSOLIDATED and STAND ALONE INCOME STATEMENT For the
          three months ended March 31, 2005, in accordance with US GAAP
                                 (euro thousand)

                                                 Consolidated      Stand-Alone
                                                 ------------      -----------
                                                  (Unaudited)      (Unaudited)

Basic monthly rentals                                  59,934           59,934
Domestic Telephony calls                               93,926           94,157
                                                    ---------------------------
Domestic Telephony                                    153,860          154,091
International Telephony                                34,741           34,741
Mobile Telephony                                        1,241                0
Other Revenues                                         35,817           37,881
                                                    ---------------------------
Total Operating Revenues                              225,659          226,713

Personnel (inc Voluntary Redundancy)                  (88,337)         (87,255)
Other operating expenses                              (65,861)         (66,112)
Depreciation and Amortization                         (45,885)         (44,255)
Total Operating expenses                             (200,083)        (197,622)

Operating income                                       25,576           29,091

Financial, net                                         25,352           15,382

Income before provision for income taxes               50,928           44,473

Provision for Income taxes                             (4,866)          (4,866)

Net income                                             46,062           39,607

ARMENTEL

OTE has a 90% stake in ArmenTel, which is fully consolidated. ArmenTel's key financial figures are stated below:


                                    ARMENTEL
                             Statement of Operations
                            Prepared under U.S. GAAP
               for the three months ended March 31, 2005 and 2004
                                   (Unaudited)

(euro) Millions                                Q1 05        Q1 04    % Change
---------------                                -----        -----    --------

Operating Revenues                              23.0        17.6       30.7%
Operating Income before
  Depreciation & amortization                   13.2         9.0       46.7%
Operating Income before Depreciation &
  Amortization as % of Operating  Revenues      57.4%       51.1%       6.3 pp
Operating Income                                 6.3         3.1      103.2%
Net Income/(Loss)                                5.2         2.4     116.7%
Net Income/(Loss) Margin                        22.6%       13.6%         9 pp
Increase/(Decrease) in Gross PP&E                5.5         5.8       -5.2%
Fixed Telephony, Lines                       585,368     566,974       3.2%
Mobile Telephony, Contract customers          53,176      41,621       27.8%
Mobile Telephony, Prepaid customers          164,641      89,616       83.7%
Mobile Telephony, Total customers            217,817     131,237       66.0%

                                            31.03.05    31.12.04
Cash and cash equivalents                       22.7        18.9       20.1%
Short-term borrowings                            1.9         0.0        N/A
Long-term debt                                  72.8        76.3       -4.6%
Net Financial Debt                              52.0        57.4       -9.4%


COSMOBULGARIA

OTE has a 100% stake in CosmoBulgaria, which is fully consolidated. CosmoBulgaria is a company offering mobile telephony services in Bulgaria under the brand name Globul. Globul's key financial figures are stated below:


                                  COSMOBULGARIA
                             Statement of Operations
                            Prepared under U.S. GAAP
               for the three months ended March 31, 2005 and 2004
                                   (Unaudited)

(euro) Millions                                Q1 05       Q1 04    % Change
---------------                                -----       -----    --------

Operating Revenues                              53.9         32.9       63.8%
Operating Income before
  Depreciation &  amortization                  17.2          8.0      115.0%
Operating Income before Depreciation &
  Amortization as % of Operating Revenues       31.9%        24.3%       7.6 pp
Operating Income                                 5.5         (0.8)     787.5%
Net Income/(Loss)                                2.1         (2.3)     191.3%
Net Income/(Loss) Margin                         3.9%        -7.0%      10.9 pp
Increase/(Decrease) in Gross PP&E               20.8         15.5       34.2%
Mobile Telephony, Contract customers         587,671      414,511       41.8%
Mobile Telephony, Prepaid customers        1,187,666      733,973       61.8%
Mobile Telephony, Total customers          1,775,337    1,148,484       54.6%

                                            31.03.05     31.12.04
Cash and cash equivalents                       26.9          4.3      525.6%
Short-term borrowings                           45.0         18.3      145.9%
Long-term debt                                 200.0        200.0        0.0%
Net Financial Debt                             218.1        214.0        1.9%

CosmoFon
Cosmofon, a company owned by OTE and managed by Cosmote, on June 11, 2003 launched the commercial operations of CosmoFon, in Skopje (FYROM), as the new mobile operator in the country. CosmoFon is fully consolidated. Its key financial figures are below:

                                    COSMOFON
                             Statement of Operations
                            Prepared under U.S. GAAP
               for the three months ended March 31, 2005 and 2004
                                   (Unaudited)

(euro) Millions                                Q1 05       Q1 04    % Change
---------------                                -----       -----    --------

Operating Revenues                               7.5           4.3      74.4%
Operating income (loss) before
   Depreciation and amortization                 0.1          (2.0)    105.0%
Operating income (loss) before depreciation
and amortization as % of Operating revenues      1.3%        -46.5%     47.8 pp
Operating Income                                (3.4)         (4.6)     26.1%
Net Income/(Loss)                               (4.0)         (5.2)     23.1%
Net Income/(Loss) Margin                       -53.3%       -120.9%     67.6 pp
Increase/(Decrease) in Gross PP&E                2.8           5.0     -44.0%
Mobile Telephony, Contract customers          21,463         7,277     194.9%
Mobile Telephony, Prepaid customers          244,447       104,291     134.4%
Mobile Telephony, Total customers            265,910       111,568     138.3%

                                            31.03.05     31.12.04
Cash and cash equivalents                        9.7          13.1     -26.0%
Short-term borrowings                            0.0           0.0       N/A
Long-term dedt                                  22.0          22.0       0.0%
Net Financial Debt                              12.3           8.9      38.2%

EXHIBIT VII -OPERATIONAL HIGHLIGHTS


                     Operational Highlights for the quarters
                          ended March 31, 2005 and 2004


     OTE                                     Q1 05        Q1 04      % Change
     ---                                     -----        -----      --------

     PSTN lines                            5,023,180    5,168,994       -2.8%
     ISDN, 64kb equiv. lines               1,302,712    1,127,206       15.6%
     Total lines                           6,325,892    6,296,200        0.5%

     ADSL subscribers                         67,328       13,354      404.2%

     COSMOTE (Greece)
     Pre-paid sub.                         2,570,073    2,423,340        6.1%
     Contract sub.                         1,660,875    1,600,135        3.8%

     OTE net
     Dial up clients                         339,050      241,120       40.6%
     Business customers                       11,300        7,285       55.1%

     Employees:
     -OTE                                     16,215       17,127       -5.3%
     -of which: at other  subsidiaries           384          447      -14.1%

     -Subsidiaries (Greece)                    1,722        1,391       23.8%
     -COSMOTE                                  2,051        1,937        5.9%
     -RomTelecom                              15,447       22,569      -31.6%



23113.0002 #575866